United States securities and exchange commission logo





                             June 28, 2023

       Pengju Wang
       Co-Chief Financial Officer
       Bgin Blockchain Ltd
       1235, The Chelsea
       69 Jervois Street, Sheung Wan
       Hong Kong

                                                        Re: Bgin Blockchain Ltd
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on June
2, 2023
                                                            CIK No. 0001945565

       Dear Pengju Wang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       General

   1. Under an appropriately captioned heading, please provide greater details regarding your crypto asset custody
policies and procedures and respond to the following, to the extent applicable:
                                                            disclose where you
hold the crypto assets that are mined and briefly discuss what portion of the
crypto assets are held in hot wallets, cold wallets, with an exchange, third-party
custodian, or self-custodied. To the extent you use third parties, please identify them and
discuss the material terms of any agreements you have with them;
 Pengju Wang
FirstName  LastNamePengju Wang
Bgin Blockchain Ltd
Comapany
June       NameBgin Blockchain Ltd
     28, 2023
June 28,
Page 2 2023 Page 2
FirstName LastName
                regarding your disclosure that you exchange all of your mined crypto assets on a single day into Tethers the next day and place the Tethers in cold wallets, please disclose whether you hold the USDT on an exchange, with a third-party custodian, or self-custody;
                please also identify the geographic location where the crypto assets are held in cold wallets and who will have access to the private keys;
                identify the person(s) that have access to the crypto assets and whether any persons
              (e.g., auditors, etc.) are responsible for verifying the existence thereof. Also clarify whether any insurance providers have inspection rights associated with the crypto assets held in storage; and
                identify the person(s) that have the authority to release the proceeds from your wallets.
2. We note your disclosure that you exchange all of your mined crypto assets on a single day into Tethers the next day. Please revise your disclosure to confirm whether you have consistently implemented this crypto holding policy for each day in 2023 such that all crypto assets mined on a single day have been exchanged into USDT on the immediately following day. Please also disclose whether your USDT balance has ever exceeded
         US$100,000.
Summary
Recent Developments, page 4

3.       We note your disclosure that you had    stored cryptocurrencies valued
at $1.04 million in
         the hot wallets maintained on FTX prior to its bankruptcy, and as of the date of this prospectus, [you] have not been able to withdraw any cryptocurrencies from FTX since its
         bankruptcy.    Please revise to disclose the particular crypto assets
held at FTX at the time
         of its bankruptcy.
Risks Factors
Risks Related to Our Business and Industry
Recent bankruptcies and financial distress, page 33

4. We note your disclosure on page 33 that "[c]urrently, [you] exchange substantially all of
         [y]our mined cryptocurrencies on MEXC, TXBIT, Binance, KuCoin, OKX and Kraken."
         Please revise to identify which Binance platform you use.
Risks Related to Government Regulation Regulatory Framework
If cryptocurrencies are determined to be investment securities, page 46

5.       We note your disclosure on pages 46 and 48 that:

                The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security;
                Public statements by senior officials at the SEC indicate that the SEC does not intend
 Pengju Wang
FirstName  LastNamePengju Wang
Bgin Blockchain Ltd
Comapany
June       NameBgin Blockchain Ltd
     28, 2023
June 28,
Page 3 2023 Page 3
FirstName LastName
              to take the position that Ethereum is a security (in its current form);
                Bitcoin and Ethereum are the only cryptocurrencies that senior officials at the SEC have publicly stated are unlikely to be considered securities;
                With respect to all other cryptocurrencies, there is no certainty under the applicable legal test that such assets are not securities; and
                Although the SEC and courts are providing increasing guidance on the treatment of cryptocurrencies for purposes of the U.S. federal securities laws and the legal tests to
              determine whether an instrument is a    security    are
well-established by U.S. Supreme
              Court, this continues to be an evolving area of law.

         Please remove or revise these statements in light of the fact that the Commission has identified numerous crypto assets as securities, the reference to public statements about
         Ethereum in its current form are inaccurate, the legal tests are well-established by U.S.
         Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 70

6. We acknowledge your response to comment 10. As previously requested, please include in your key indicators of performance, the daily average number of GPUs for each period presented, in order to provide context and support trends in your key operating and financial indicators, or tell us why the information is not included. Further, in the first table on page 74, you include a column for average price in U.S. dollars for each cryptocurrency mined during the periods presented. This metric appears to be the industry metric for the cryptocurrency and not the average price in U.S. dollars for what you mined for each cryptocurrency. For example, based on the data provided for TRB on pages 96 and 97, the average price per unit for the company for TRB in 2021 was $53.35 based on
         2021 revenues of $14,126,830 and total units mined of 264,805. Please revise to present the metric for the company.
Volatility in Market Price of Cryptocurrencies, page 71

7. We acknowledge your response to comment 13. Refer to the footnotes to the first table on page 72, where you disclose the source of the pricing information. For any source used that was not your principal market for the related cryptocurrency, please tell us why you used that source and not your principal market information since the principal market data should best reflect the pricing impacting the company.
8.       We acknowledge your response to comment 14. The table does not include any
         cryptocurrencies with a period mined after June 2022. Please update the table for all of fiscal 2022. Further, we note that the periods mined do not wholly agree to the similar information in the table on page 84 and the tables for each cryptocurrency on pages 96 to
         99. We also note that the tables on pages 96 to 99 do not wholly agree to the similar
 Pengju Wang
FirstName  LastNamePengju Wang
Bgin Blockchain Ltd
Comapany
June       NameBgin Blockchain Ltd
     28, 2023
June 28,
Page 4 2023 Page 4
FirstName LastName
         information on page 84. Please reconcile and revise as necessary. Results of Operations, page 72

9. Refer to your response to comment 16. Please revise to include a comprehensive breakeven analysis for each crypto asset that you earn or mine that compares the cost to earn/mine one crypto asset with the value of the crypto asset. The analysis should include the fixed and variable per unit mining costs of each of your crypto assets, including non-
         electricity costs attributable to your mining activities. Comparison of the Fiscal Years Ended December 31, 2022 and December 31, 2021 Revenue, costs of sales and gross profit margin, page 73

10. We acknowledge your response to comment 17. In the second table on page 73, you show negative amounts for revenues and expenses for the TRB cryptocurrency in 2022. Please revise the disclosure following the table to explain why the amounts for TRB are negative.
11. In the paragraph following the first table on page 74 you indicate that when network difficulty increases, it also makes the blockchain network more expensive to mine and that miner revenue will generally also increase to reflect its increased efforts in processing a block in the blockchain. Please tell us why miner revenue will also increase when network difficulty increases. In this regard, we generally understand that network difficulty increases when total mining hash rate competition increases in an effort to keep the time to process a block relatively constant. As a result, it would appear that the blockchain reward for writing an individual block would stay relatively constant and overall margin would generally decrease because of either additional hash rate computing power applied by an individual miner or relatively lower probability of successfully solving and writing the block if that miner's hash rate is kept constant.
12. In the last paragraph under this heading on page 74 you indicate that the average difficulty for DERO, NIM and DGB decreased in 2022 compared to 2021. In the first table provided on page 74, it appears that the average difficulty for DERO increased in 2022. Please revise your disclosure accordingly and explain why the DERO difficulty trended differently.
Critical accounting policies
Revenue recognition, page 79

13. We acknowledge your response to comment 41, and although you indicate in your response that you revised your policy disclosure, the disclosure here continues to reference ownership of a mining pool. Please revise your disclosure to remove the reference to your own mining pool or explain to us why this disclosure is correct.
Total Market Capitalization of Cryptocurrencies, page 81

14. We note that the tables on pages 81 and 83 include information as of December 31, 2018,
 Pengju Wang
FirstName  LastNamePengju Wang
Bgin Blockchain Ltd
Comapany
June       NameBgin Blockchain Ltd
     28, 2023
June 28,
Page 5 2023 Page 5
FirstName LastName
         2020 and 2021. Please revise to update these tables to include information as of a more recent date. In addition, please revise your disclosure to clarify why
you include the    total
         market capitalization of the selected alternative cryptocurrencies, including CKB (Nervos
         Network), HNS (Handshake), TRB (Tellor), and DGB (DigiByte).
Business
Methods of Power Generation and Environmental Initiatives, page 102

15. Refer to your response to comment 27. Please revise your disclosure so that it is consistent with the publicly available information on the Nebraska Department of Energy website or advise. In this regard, we note that the Nebraska Department of Energy website states that, in 2021, 50.99% of energy was generated from coal, 25.30% was generated from wind, 18.15% was generated from nuclear power, 3.10% was generated from natural gas and 2.96% was generated from hydroelectric power. Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

16. We acknowledge your responses to comments 34 and 35. Please respond to the following:
             We note that you present an amount for income (loss) from operations in your statements of operations. Per ASC 360-10-45-5, if a subtotal such as income from operations is presented, such as the one you present, you should include the amount of gains or losses recognized on the sale of a long-lived asset, that is not a discontinued operation, within that total. Further, per ASC 610-20-15-2, except as described in ASC 610-20-15-4, this guidance applies to gains or losses recognized upon the derecognition of nonfinancial assets and in substance nonfinancial assets.
            Nonfinancial assets include intangible assets. Accordingly, tell us why the realized gains and losses on the sales of your cryptocurrencies, which are intangible assets, should not be included within income or loss from operations. Also refer to ASC 610-
            20-15-4 and the decision tree in ASC 610-20-15-10.
             For cryptocurrency intangible asset sales that are in the scope of ASC 610-20, tell us why you would not classify cryptocurrency intangible asset impairment losses similarly to the gains and losses from the sale of those cryptocurrency intangible assets in computing income or loss from operations.
17. We acknowledge your response to comment 36. Please revise your presentation to include bank service charges with your general and administrative expenses or tell us in detail why such costs are not a normal part of operating any business and why they are appropriately reflected as other expenses outside your income/loss from operations.
Consolidated Statements of Cash Flows, page F-6

18. We acknowledge your response to comment 39, however we continue to note that your description for financing activities does not reflect that cash was provided in fiscal 2022 and used in fiscal 2021. Please revise.
 Pengju Wang
FirstName  LastNamePengju Wang
Bgin Blockchain Ltd
Comapany
June       NameBgin Blockchain Ltd
     28, 2023
June 28,
Page 6 2023 Page 6
FirstName LastName
Note 2. Summary of Significant Accounting Policies
Reorganization, page F-7

19. In your response to comment 40, you told us that before the reorganization, Mr. Wu and
         Mr. Li collectively controlled Bgin HK, and after the reorganization, Mr. Wu controls
         Bgin HK. That is, before the June 2022 corporate reorganization, Mr. Wu held 20.92% of the issued share capital and voting rights of Bgin HK, the sole operating company before the reorganization, and Mr. Li held 35.17% of the issued share capital and voting rights of
         Bgin HK. After the June 2022 reorganization, Mr. Wu holds 20.92% of the issued share capital and 56.95% of the voting rights of the company, and Mr. Li holds 35.17% of the issued share capital and 19.15% of the voting rights of the company. Please respond to the following:
             Provide us with a reasonably detailed analysis explaining the June 2022 reorganization, including the entities involved and the ownership / voting interests of the entities before and after the reorganization. Also explain the nature of each company in the reorganization, including whether it was a business, had any operations or assets, etc.
             Tell us why the entities Gestion Bgin Inc. and Infrastructure Bgin Inc. identified in your response are not identified as consolidated entities on page F-7.
             Tell us how you determined the voting rights percentages of the shareholders after the organization. Tell us the significant terms of any agreement or rights attached to the stock held.
             You told us that for certain entities involved in the June 2022 reorganization, namely Bgin Infrastructure, LLC, Bgin Management, LLC, Bgin Tech Pte.
              Ltd., Gestion Bgin Inc. and Infrastructure Bgin Inc., Mr. Wu was the sole shareholder of these entities prior to the reorganization. Also, you told us that these entities were formed with the reorganization in mind, and Mr. Wu acted as the sole shareholder of these companies prior to reorganization for ease of administration and management. Tell us whether any or all of these entities were operating companies or shell companies with no assets or operations prior to the reorganization.
             Tell us what happened to Bgin Infrastructure US and Bgin Management, through which you conduct your mining business in the State of Nebraska, in the reorganization.
             You told us that Mr. Wu received additional voting rights from the other shareholders, including Mr. Li, after the reorganization due to Mr. Wu's extensive engineering and hardware development experience and expertise and that he is more suited to act as the main decision- and strategy-maker for the business operations, which can be highly technology driven and oriented. Tell us the nature and amount of any consideration exchanged. Tell us how you accounted for and valued the transfer and why.
             In your response to prior comment 35 in your letter dated January 18, 2023, you told us that Mr. Wu was the sole shareholder of Bgin HK. Please reconcile that response with your response to comment 40 in your letter dated June 2,
2023.
 Pengju Wang
FirstName  LastNamePengju Wang
Bgin Blockchain Ltd
Comapany
June       NameBgin Blockchain Ltd
     28, 2023
June 28,
Page 7 2023 Page 7
FirstName LastName
                Tell us about your analysis of the accounting for the reorganization and how you determined that there was common control and why the reorganization should be treated as a combination between entities under common control pursuant to ASC
              805-50. In your response tell us why combined ownership by two individuals represents control. Discuss the nature of any family relationships or contemporaneous written evidence of an agreement to vote a majority of the
entities    shares
              in concert. Refer to ASC 810-10-15-8.
Revenue Recognition, page F-9

20. We acknowledge your response to comment 42. Please respond to the following:
             Tell us whether you consider the blockchain to be your customer or whether you apply ASC 606 by analogy.
             The link you provided for TRB did not work and the links provided for TON and
            NIM did not provide the information necessary to understand all of the terms associated with your mining activities, including each party's rights and payment terms. Provide us with the requested information. Refer to ASC 606-10-25-1 through
            25-2. In addition, provide this information for the KAS cryptocurrency.
             Under ASC 606-10-32-21, you should measure the estimated fair value of noncash consideration at contract inception (that is, the date at which the criteria in paragraph 606-10-25-1 are met) to determine the transaction price. Accordingly, explain to us how you considered this guidance and applied it in recognizing revenue under ASC 606. Your response should tell us specifically when contract inception occurs for the TRB, TON, NIM, and KAS cryptocurrencies.
             Tell us why you believe that your accounting policy, to measure the noncash consideration you receive at fair value at the time received, is consistent with
            ASC 606-10-32-21.
Cryptocurrencies, page F-10

21.      We acknowledge your response to comment 46. Please respond to the following:
             Tell us if you also considered, in the identification of your principal or most advantageous market for your cryptocurrencies, whether you have access to the principal (or most advantageous) market at the measurement date. Refer to ASC 820-
            10-35-6A.
             You told us that you consider the total volume of the trading activities in the market and whether the market is ranked among the top trading markets for the cryptocurrency. Tell us how you considered the definition of principal market which is the market with the greatest volume and level of activity for the asset or liability.
             Tell us whether MEXC or TXBIT is your principal market for KAS and why, considering that the guidance in ASC 820-10-35-5 contemplates a single principal or most advantageous market.
             On page 33, you disclose that the only exchanges you use in fiscal 2023 are MEXC and TXBIT. Tell us why and if this is because you only mine for KAS in fiscal 2023
 Pengju Wang
FirstName  LastNamePengju Wang
Bgin Blockchain Ltd
Comapany
June       NameBgin Blockchain Ltd
     28, 2023
June 28,
Page 8 2023 Page 8
FirstName LastName
              and how you considered impairment testing for your other cryptocurrencies held at
              Decembers 31, 2022 and thereafter.
                Tell us the principal market you use to value USDT and explain why.
22. We acknowledge your response to comment 47. You told us that you follow accounting policies that you believe are commonly used by companies in the cryptocurrency mining industry for the analysis of the impairment of your cryptocurrencies. You believe the common accounting practice is to conduct the analysis on a reporting period basis.
         Further, you believe there is not currently any specific U.S. GAAP guidance on how to account for cryptocurrencies. We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions. Please address the following:
             We note that ASC 350-30-35-19 states that if the carrying amount exceeds fair value, then the entity shall recognize an impairment loss equal to that excess. Also, per ASC
              350-30-35-18, the test is annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Tell us why you believe that anytime the market price is below carrying value is not an event or circumstance that indicates it is more likely than not that the asset is impaired.
              Further, ASC 350-30-35-18B requires assessment of all relevant events and circumstances that could affect the significant inputs to fair value. We note that a market price would be a significant input and a market price below carrying value would indicate more likely than not that an impairment exists.
             Per ASC 350-50-35-20, a subsequent reversal of a previously recognized impairment loss is prohibited. Tell us how you considered whether your policy of only considering impairment on an annual basis is consistent with this guidance since you would be ignoring any impairments that occur during the year.
             In your response, you told us that the key concept in ASC 350-30-35-18B is whether it is more likely than not that an impairment exists. You note that due to fluctuations in price of the cryptocurrencies, the fluctuations do not necessarily indicate that a crypto asset is more likely than not impaired. In your application of ASC 350-30-35-
              18B, tell us at what point impairment would occur, if not whenever the fair market value is below the carrying amount.
             Further, tell us whether you would recognize an impairment loss for your cryptocurrency if, at your annual testing date and time, the carrying amount exceeds fair value. Tell us how timing only at period end is relevant to the analysis of determining whether or not impairment exists.
             In your response, you told us that if you were to follow the guidance in ASC 350-30-
              35-18 to test more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired, it would be impractical and create undue costs and efforts to record the impairment on a frequent basis. On page 80, you disclose that there is significant, consistent daily trading volume on readily available cryptocurrency exchanges, and there are no limitations or restrictions on your ability to sell cryptocurrencies. Tell us why then it is not practical and there are
 Pengju Wang
Bgin Blockchain Ltd
June 28, 2023
Page 9
          undue costs and efforts to perform the impairment analysis on other than an annual basis given the consistent daily trading volume on readily available cryptocurrency exchanges, and how this assessment is relevant in the application of ASC 350.
            Revise your accounting policy disclosure for impairments of cryptocurrencies, prior to effectiveness, to clarify your accounting policy. You may make these revisions once we have completed commenting on the accounting policy. The revision should include a discussion regarding your policy to opt out of the qualitative assessment, similar to your January 18, 2023 response letter.
23. We acknowledge your response to prior comment 51. Please address the following:
          Tell us why you indicate that there is no specific U.S. GAAP guidance regarding how cryptocurrencies should be accounted for when cryptocurrencies are intangible assets and ASC 350-30-30-1 indicates how intangible assets acquired should be measured.
         As this guidance only specifically excludes intangible assets acquired in a business combination, tell us why the stipulated asset acquisition guidance to record intangible assets acquired at cost cannot apparently be applied to cryptocurrencies acquired through mining activities.
          Tell us why it is appropriate to use a weighted-average costing method commonly used in inventory accounting to account for intangible cryptocurrencies when inventory accounting only applies to tangible assets as stipulated in the definition of inventory in ASC 330-10-20.
          Tell us how you considered the unit of account when evaluating your cryptocurrencies for impairment under ASC 350-30-35-21 to 35-24. In your
         response, address the fact that you can transact in individual units (or fractions thereof) of a crypto asset (ASC 350-30-35-24(b)). Then, if you determine that it is not appropriate to evaluate different crypto assets or multiple units (or fractional units) of a single crypto asset that have different carrying amounts for impairment as a group, tell us how your use of a weighted average costing approach, which may offset an indicated loss in one crypto asset unit (fractional unit) with an indicated gain in another, is consistent with that guidance.

       You may contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                            Sincerely,
FirstName LastNamePengju Wang
                                                            Division of
Corporation Finance
Comapany NameBgin Blockchain Ltd
                                                            Office of Crypto
Assets
June 28, 2023 Page 9
cc:       Ying Li
FirstName LastName